iShares® Delaware Trust Sponsor LLC

400 Howard Street

San Francisco, California 94105

May 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tonya K. Aldave, Esq.

Re:	iShares® S&P GSCI Commodity-Indexed Trust Amendment No. 1 to Registration Statement on Form S-3 File No. 333-254992

Commission Staff:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), iShares® Delaware Trust Sponsor LLC, as sponsor on behalf of the registrant, iShares® S&P GSCI Commodity-Indexed Trust, hereby requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective under the Securities Act on May 27, 2021 at 12:00 p.m. Eastern Time or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Clifford R. Cone of Clifford Chance US LLP at (212) 878-3180 or Jason D. Myers of Clifford Chance US LLP at (212) 878-8324 and that such effectiveness also be confirmed in writing.

Very truly yours, iShares® S&P GSCI Commodity-Indexed Trust

By:	iShares® Delaware Trust Sponsor LLC, its sponsor

/s/ Paul Lohrey
By:	Paul Lohrey
Title:	Chief Executive Officer, Principal Executive Officer, President

/s/ Mary Cronin
By:	Mary Cronin
Title:	Chief Financial Officer, Principal Accounting Officer

cc:	Clifford R. Cone, Esq.

Jason D. Myers, Esq.

Clifford Chance US LLP 31 West 52nd Street New York, NY 10019